UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 28, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Dova Pharmaceuticals, Inc.

File No. 333-218479 - CF#35003

Issuer, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 2, 2017.

Based on representations by Issuer, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.1	through April 21, 2027
Exhibit 10.1	through April 21, 2027
Exhibit 10.4	through April 21, 2027
Exhibit 10.5	through April 21, 2027
Exhibit 10.17	through June 9, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary